ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

28th June, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Report and Accounts for the Financial Year ended 31st March, 2008</u>

Reference is made to our letter dated 24th June, 2008, forwarding six copies of the Report and Accounts of the Company for the financial year ended 31st March, 2008.

We now enclose six copies of an 'Errata' which is being sent to the shareholders of the Company in respect of the said Report and Accounts.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President
& Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte – Neuve
L-2227 Luxembourg.

END